UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15-D 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



FOR  THE  PERIOD  ENDED:  DECEMBER 31, 2000

COMMISSION FILE NUMBER:   0-30314


                               DEALCHECK.COM INC.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 ONTARIO, CANADA
--------------------------------------------------------------------------------
                         (JURISDICTION OF INCORPORATION)

            65 QUEEN STREET WEST, SUITE 1905, ONTARIO, CANADA M5H 2M5
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (416) 860 0211
--------------------------------------------------------------------------------
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORT UNDER COVER FORM 20F OR 40F:

FORM  20F          X                    FORM  40F
                  ---                                ---

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THE FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO COMMISSION TO RULE 12G3-2(H) UNDER THE SECURITIES ACT OF 1934:

YES                                            NO     X
                  ---                                ---

THE NUMBER OF SHARES OUTSTANDING OF THE REGISTRANT'S COMMON STOCK AS OF DECEMBER 31, 2000 IS 4,517,616

DEALCHECK.COM INC.

DEALCHECK.COM INC. HAS ELECTED TO PROVIDE QUARTERLY FINANCIAL AND OTHER INFORMATION GENERALLY COMPARABLE TO THAT REQUIRED TO BE PROVIDED BY UNITED STATES ISSUERS ON FORM 10-Q. THIS REPORT RELATES TO THE PERIOD OF NINE MONTHS ENDED DECEMBER 31, 2000.

                                      INDEX
                                      -----
                                                                        PAGE NO.
                                                                        --------

PART 1 -     FINANCIAL  INFORMATION
-----------------------------------

ITEM 1.      FINANCIAL  STATEMENTS                                        3-7

             CONSOLIDATED BALANCE SHEETS                                  3


             CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT            4


             CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL              5
             POSITION

             NOTES  TO  FINANCIAL  STATEMENTS                             6-7

ITEM 2       MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL              8-12
             CONDITION  AND  RESULTS  OF  OPERATIONS

PART 11-     OTHER  INFORMATION
-------------------------------

ITEM 1       LEGAL  PROCEEDINGS                                           12
ITEM 2       CHANGES  IN  SECURITIES                                      13
ITEM 3       DEFAULT  UPON  SENIOR  SECURITIES                            13
ITEM 4       SUBMISSION  OF  MATTERS  TO A VOTE OF SECURITY               13
ITEM 5       OTHER  INFORMATION                                           13

SIGNATURE                                                                 13

DEALCHECK.COM  INC.
CONSOLIDATED BALANCE SHEET
(CANADIAN  DOLLARS)
DECEMBER 31, 2000 AND 1999
----------------------------------------------------------------------------------------
                                                  DECEMBER     March 31,     December
                                                  31, 2000      2000         31, 1999
                                                (UNAUDITED)   (AUDITED)    (UNAUDITED)
----------------------------------------------------------------------------------------
ASSETS

CURRENT
  Cash                                               23,822       425,968     2,502,484
  Short-term Investments                            308,296       697,274       287,733
  Advances to directors, non-interest bearing        97,358
  Amounts receivable and prepaid expenses           509,217       580,198        75,189
----------------------------------------------------------------------------------------
                                                    938,693     1,703,440     2,865,406
LONG-TERM INVESTMENTS                               553,162       782,687
LONG-TERM DEPOSIT                                    12,380
WEB SITES                                            32,055        10,000
CAPITAL ASSETS                                       46,475        46,805        47,908
----------------------------------------------------------------------------------------
                                                  1,582,765     2,542,932     2,913,314
----------------------------------------------------------------------------------------

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities           49,662        40,549         8,991
  Other Advances, non-interest bearing              145,418       179,763       297,540
----------------------------------------------------------------------------------------
                                                    195,080       220,312       306,531
----------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
CAPITAL STOCK                                    19,782,724    19,660,724    18,924,350
DEFICIT                                         (18,395,039)  (17,338,104)  (16,317,567)
----------------------------------------------------------------------------------------
                                                  1,387,685     2,322,620     2,606,783
----------------------------------------------------------------------------------------
                                                  1,582,765     2,542,932     2,913,314
----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
DEALCHECK.COM  INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(CANADIAN  DOLLARS)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999
(UNAUDITED)
-----------------------------------------------------------------------------------------------
                                       THREE
                                      MONTHS TO     NINE MONTHS    Three months    Nine months
                                      DECEMBER      TO DECEMBER    to December     to December
                                      31, 2000       31, 2000        31, 1999       31, 1999
-----------------------------------------------------------------------------------------------
INCOME
  LICENCE FEE                       $    128,395   $    128,395
  CONSULTING FEE                          90,000         90,000           5,000          5,000
  INTEREST                                 1,233          9,871           1,193          1,193
  NET EXCHANGE GAIN                       (4,915)        50,666
  OTHER INCOME                               110         14,987
-----------------------------------------------------------------------------------------------
                                    $    214,823   $    293,919   $       6,193   $      6,193
-----------------------------------------------------------------------------------------------
EXPENSES

  TRAVEL, PROMOTION AND CONSULTING  $     89,712   $    402,065   $      93,358   $    228,157
  NET LOSS ON INVESTMENTS                592,527        750,601
  PROFESSIONAL FEES                       12,340         52,233          14,553         50,951
  PROJECTS DEVELOPMENT COSTS               3,111         15,111          29,434         29,434
  BANK CHARGES AND INTEREST                1,487          5,722
  RENT                                     4,392         34,649          (3,429)        12,023
  TELEPHONE, INTERNET AND COURIER          2,780          8,686          (4,898)         9,546
  TRANSFER AGENTS FEES                    14,930         19,665           3,048          6,170
  SHAREHOLDERS INFORMATION                 2,464         19,780           5,033         11,209
  AMORTIZATION                             6,060         18,180           5,248         15,618
  OFFICE AND GENERAL                       6,533         24,162           5,079         13,005
-----------------------------------------------------------------------------------------------
                                    $    736,336   $  1,350,854   $     147,426   $    376,113
-----------------------------------------------------------------------------------------------

NET LOSS FOR PERIOD                     (521,513)    (1,056,935)       (141,233)      (369,920)
DEFICIT AT BEGINNING OF PERIOD       (17,873,526)   (17,338,104)    (16,176,334)   (15,947,647)
-----------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD             (18,395,039)   (18,395,039)    (16,317,567)   (16,317,567)
-----------------------------------------------------------------------------------------------
NET LOSS PER SHARE                  $       0.15   $       0.25   $        0.05   $       0.16
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------


APPROVED ON BEHALF OF THE BOARD


TERENCE ROBINSON      DIRECTOR                      KAM SHAH          DIRECTOR
------------------------------                      --------------------------

DEALCHECK.COM  INC.
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(CANADIAN  DOLLARS)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999
(UNAUDITED)
-----------------------------------------------------------------------------------------------
                                               THREE         NINE        Three
                                             MONTHS TO    MONTHS TO    months to   Nine months
                                             DECEMBER      DECEMBER     December   to December
                                             31, 2000      31, 2000     30, 1999     31, 1999
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net loss                                    (521,513)   (1,056,935)   (141,232)     (369,920)
  Amortization                                   6,060        18,180       5,248        15,618
  Write-off of web site development costs      (12,000)                    9,435         9,435
   Net loss on investments                     592,527       750,601
  Amounts receivable and prepaid expenses       46,169       (51,019)    (22,198)      (12,577)
  Accounts payable and accrued liabilities     (37,771)       (9,113)    (27,559)      (58,432)
-----------------------------------------------------------------------------------------------
                                                73,472      (348,286)   (176,306)     (415,876)
-----------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Purchase of capital assets                                 (17,850)     (2,530)       (5,150)
  Refund of subscription advance                             489,173
  Investments                                 (238,956)     (359,045)   (207,896)     (222,819)
  Web site development costs                    (7,055)      (22,055)
-----------------------------------------------------------------------------------------------
                                              (246,011)       90,223    (210,426)     (227,969)
-----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Shares issued under private placement                                2,815,287     2,815,287
  Notes payable                                                          (23,250)      (23,250)
  Net advances                                  96,079       (34,345)     77,026       289,924
  Net deposit                                  (12,380)      (12,380)
  Net advances to directors                    (12,855)      (97,358)

-----------------------------------------------------------------------------------------------
                                                70,844      (144,083)  2,869,063     3,081,961
-----------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH DURING PERIOD     (101,695)     (402,146)  2,482,331     2,438,116
CASH AT BEGINNING OF PERIOD                    125,517       425,968      20,153        64,368
-----------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                           23,822        23,822   2,502,484     2,502,484
-----------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE
NON-CASH FINANCING ACTIVITY

  CONVERSION OF DEBTS TO EQUITY             $  122,000   $   122,000
-----------------------------------------------------------------------------------------------

DEALCHECK.COM  INC.
NOTE  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999
(UNAUDITED)
--------------------------------------------------------------------------------

1.   BASIS  OF  PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim information and with the instructions to Form 10Q and Rule 10-1 of the United States Securities Act of 1933 or Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring accruals and certain adjustments to reserves and allowances considered necessary for a fair presentation have been included. Operating results for the nine months ended December 31, 2000 are not necessarily indicative of the results that may be expected for the year ending March 31, 2001.

2. DIFFERENCE BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THOSE IN THE UNITED STATES

WEB  SITE  COSTS

The costs of developing the commercial web sites are allowed to be deferred under the Canadian Generally Accepted Accounting Principles. However, these costs should be expensed under US GAAP. Accordingly, under the US GAAP, net loss for period would be $1,078,990 (1999: $369,920). Total assets would be $1,550,710 (1999: $2,913,314) and deficit would be $18,427,094 (1999: $
16,317,567).

INVESTMENTS

Investments in marketable equity securities that are classified as short-term investments under Canadian GAAP, are grouped into trading and available-for-sale categories and accounted for at fair value under the US GAAP. Unrealized holding gains or losses on trading securities are included in the income.
Unrealized holding gains and losses on available-for-sale securities are included in shareholders' equity.

Investments in equity securities that are classified as long term investments under the Canadian GAAP, are accounted for at fair value under the US GAAP. Unrealized holding gains and losses are included in shareholders' equity.

No significant adjustment would be required in the net loss for period, total assets and deficit under the US GAAP.

RECENT  ACCOUNTING  DEVELOPMENT

In June 1998, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of FASB Statement No. 133", which deferred the required date of adoption of SFAS No. 133 for one year, to fiscal years beginning after June 15, 2000. This Standard is applicable for the Corporation's 2001 fiscal year. The adoption of SFAS No. 137 had no material impact on its financial position, results of operations or cash flows for the nine months ended December 31, 2000.

DEALCHECK.COM  INC.
NOTE TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
FOR THE NINE MONTHS ENDED DECEMBER 31, 2000 AND 1999
(UNAUDITED)
--------------------------------------------------------------------------------

3.   RELATED  PARTY  TRANSACTIONS

The  following  is  a  summary  of  related  party  transactions  and  balances:

(a)  Consulting  fees paid to directors  during the  period were $ 178,000 (1999
     - $39,824)
(b) Expenses reimbursed to directors during the period were $50,976 (1999 - $23,162)
(c)  Transactions  with  associated  companies

--------------------------------------------------------------------------------
                                                        2000           1999
--------------------------------------------------------------------------------

Consulting fee charged during the period         $     90,000       $         -
Licence fee charged during the period                 128,395                 -
Expenses  recovered  at  cost                          79,948            23,144
Funds  advanced  during  the period                   349,440            (3,872)
Interest charged during the period                      4,137                 -
Balance due  from                                     409,341            36,331

Expenses relating to the shared premises and consultants were recharged to the affiliated entities at cost.

Funds  advanced  are repayable on demand and carry an interest of 5% p.a. (1999:
Nil)

Balances as at year end are included in "Amounts Receivable and prepaid expenses"

4.   COMPARATIVE  FIGURES

Certain of the comparative figures have been reclassified to comply with the current period's presentation.

ITEM  2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis should be read in conjunction with the consolidated (unaudited) financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. A summary of material adjustments to conform to U.S. GAAP is set out in
Note  2  to  the  consolidated  (unaudited)  financial  statements.

All  amounts  are  in  Canadian  Dollars  unless  otherwise  stated.

RESULTS  OF  OPERATIONS

                          3 months to         Nine months ended December 31
                          December 31, 2000   2000                        1999
               ---------------------In  000'  $ -----------------

Income                       215               294                         6
Expenses                     737             1,351                        376
                          ______________________________________________________
Net Loss for period          522             1,057                        370

Deficit at end of period                    18,395                      16,318

INCOME

Income  for  the  period  comprise  the  following  components:

                   3  months  to         Nine months ended December 31
                   December 31, 2000     2000                         1999
                   ----------------------------------------------------------
License  fee        128,395              128,395                      -
Consulting           90,000               90,000                      5,000
Interest              1,233                9,871                      1,193
Net exchange gain    (4,915)              50,666                      -
Other  income           110               14,987                      -
                   ----------------------------------------------------------
                    214,823              293,919                      6,193
                   ==========================================================

The Company completed its IRCheck project during the quarter ended December 31, 2000. This project comprised a comprehensive web site providing information about the Investors relations firms and can be accessed at www.ircheck.com. As
                                                             ---------------
part of this project, the company developed a proprietary database of brokerage firms and Investors relations firms across North America. The company successfully negotiated licensing of this database to an associate IR firm in Canada. Under the terms of the agreement, the company receives an annual license fee and a percentage of the gross revenue. The license fee earned during the quarter ended December 31, 2000 represent the amount earned under this agreement.

Consulting fee is charged to an associate company for management services rendered at the rate of $10,000 per month. Fee earned during the quarter ended December 31, 2000 represent the fee charged for the nine months ended on that date as a result of the finalization of negotiations and signing of a formal contract in December 31, 2000.

Exchange gain mainly resulted from translation of monetary assets and liabilities in U.S. dollar into Canadian Dollar at the rate at December 31, 2000. Decline in the value of Canadian Dollar in comparison to the U.S. Dollar from $1.4494 CDN$ to $1 US at March 31, 2000 to $1.4995 CDN at September 30, 2000 resulted in the net exchange gain on conversion. An improvement in the rate from 1.5070 at September 30, 2000 to 1.4945 at December 31, 2000 resulted in reversal of some of the exchange gains.

Other income relates to an arrangement fee received for a small term loan provided. The loan was recovered with interest during the quarter ended December 31, 2000.

EXPENSES

The  major  components  of  expenses  are  as  follows:

TRAVEL,  PROMOTION  AND  CONSULTING  -

                                3 months to        Nine months ended December 31
                                December 31,2000   2000                     1999
--------------------------------------------------------------------------------

Travel, meals and entertainment   3,929             45,560                13,918
Consulting                       85,783            356,363               214,239
Promotion                         -                    142                   -
                                 _______________________________________________
                                 89,712            402,065               228,157
                                 ===============================================
% of operating expenses            62%               67%                   61%
(net of investment losses)

During the nine months ended December 31, 2000, the management continued to focus its attention on seeking long-term business opportunities, while at the same time monitoring investments made during the fiscal year 2000. These efforts involved significant traveling. During the previous fiscal period management was still formulating the new business strategy and as a result had no major travel costs. Traveling however reduced during the third quarter, as the management began consolidating and reviewing the company's investments rather than seeking new ones.

Consulting costs include a consulting fee of $89,262 (1999: $88,764) charged by a shareholder under a Consulting agreement, which expired on September 30, 2000 and was not renewed. The services provided included arranging non-interest bearing working capital funds, introduction to business opportunities and public relations. As a new initiative, The Company signed an Investor relation agreement with a Canadian private company for a one-year term at a fee of US$10,000 per month plus expenses effective April 1, 2000. A total fee of $134,326 for the nine months ended December 31, 2000 was included in the Consulting fee. The investor relations firm handles the financial communications for the Company. Other consulting fees included $129,500 (1999: $6,750) charged by the directors for their services as executives of the Company and the balance related to fees paid for general IT, management and corporate services.

NET  LOSS  ON  INVESTMENTS

The components of the loss are as follows:

                      3  months  to            Nine months ended December 31
                      December 31,2000         2000                       1999
--------------------------------------------------------------------------------

Unrealized losses     193,726                  111,138
Realized              398,801                  639,462
                      ---------------------------------------------------------
                      592,527                  750,601
                      =========================================================

During the fiscal 2000 and early months of the fiscal 2001, the company's investment strategy was targeted at the new and emerging technology companies at a start up stage in accordance with the stated business objectives. Unfortunately, the technology sector was severely hit by the cash crisis during 2000. Many of the start up businesses were unable to carry out their projects owing to such market conditions and had to either close down or scale down their operations. The company began liquidating most of its investments with a view to recovering some of it rather than wait and lose all of it as more of more of these start up investees began to go bankrupt.

During the last quarter, the company decided to provide for a permanent decline of $374,875 in one of its major investments.

PROFESSIONAL  FEES

Professional fees in the first three quarters of fiscal 2001 were $52,233 compared to $50,951 for the same period of fiscal 2000. The fee for both the periods mainly consisted of fees paid to a director for providing financial, accounting and corporate services

PROJECTS  DEVELOPMENT  COSTS

Total costs for the nine months ended December 31, 2000 were $15,111, which were mostly incurred in the first quarter of fiscal 2001. There were no such costs in the prior period. The costs related to the design and development of the Company's web site.

OTHER  OPERATING  COSTS

Other operating costs in the first three quarters of fiscal 2001 were $ 106,942 (1999: 51,953), which included rent of $34,649 (1999: $12,023). The company acquired additional premises effective February 1, 2000, increasing the space from 1,200 sq.ft. in 1999 to about 9,000 sq. ft. Other major expense was that of transfer agents and filing fees of $39,445 (1999: 15,716) These costs related mainly to the legal and other costs incurred in connection with the Registration Statement of the Company with SEC and also with Ontario Securities Commission. No SEC registration costs were incurred in the previous period.

LIQUIDITY  AND  CAPITAL  REQUIREMENTS

CASH  AND  WORKING  CAPITAL

Cash on hand at December 31, 2000 was $23,822 compared to $2.5 million at December 31, 1999. Net working capital at December 31, 2000 was approx. $0.7 million compared to a $2.6 million at December 31, 1999.

Significant improvement in the liquidity of the Company at December 31, 1999 was the result of a successful private placement of approx. $3.3 million in December 1999.

Overall liquidity declined considerably at December 31, 2000 due mainly to investment losses resulting from adverse market conditions as explained above.

The net cash spent on operations during the nine months ended December 31, 2000 was $348,286, about $286,000 of which was incurred in the first three months, compared to $415,876 during the nine months ended December 31, 1999. Reduction in cash operating expenses in 2000 was the direct result of the adverse market conditions for new investment opportunities

INVESTMENTS

The  investment  profile  at  December  31,  2000  was  as  follows:

                             December 31, 2000                 March 31, 2000
                             --------------------------------------------------
Short term investments                 308,296                     697,274
Receivables                            509,217                     489,173
Internet  projects                      32,055                      10,000
Long term investments                  553,162                     782,687
                                    ----------                  ----------
                                    $  402,730                  $1,979,134
                                    ==========                  ==========

SHORT  TERM  INVESTMENTS

Short-term investments at December 31, 2000 mainly comprised marketable securities of $158,986 and an investment of $217,053 in World Vacation Club.com Inc. (WVC)

Short term marketable securities at March 31, 2000 were $371,918. The reduction in marketable securities was the result of the company's effort to reduce its exposure in start up technology businesses due to adverse market conditions.

The investment in WVC is carried from the fiscal 2000. As explained in detail in the M D & A accompanying the audited financial statements for the fiscal 2000, the Company is actively seeking buyers to dispose off this investment. The WVC has recently appointed a new president and is seeking additional equity funds. The management is actively pursuing opportunities to find buyers or possibly to sell back to WVC Recently, WVC approached the company with a request to hold the shares for resale to WVC at cost by March 15, 2001. The company will evaluate this investment at the fiscal 2001-year end. At the end of the third quarter, the investment was stated at cost.

The Company invested in Developersnetwork.com (DN) during the fiscal 2000 by way of convertible debentures. As at March 31, 2000, total amount invested was $36,741. In May 2000, the Company received the full amount back with interest and also received, by way of a compensation for early settlement, an option to purchase 50,000 common shares of DN at $1 per share exercisable within two years.

RECEIVABLE

As at March 31, 2000, the Company held a subscription advance of $ 489,173 for the acquisition of common shares of Idealab.com from a private investor. The Company later decided against this acquisition and recovered the amount in full in May 2000.

receivable during the nine months ended December 31, 2000 included the following two major items:

                                                Balance
                                            At December 31,
                                                 2000

Current  Capital  Corp.                        210,457
First Empire Entertainment.com Inc.            162,391

Receivable from Current Capital Corp. relate to the licensing and management fee charged during the third quarter of fiscal 2001.

First Empire Entertainment.com Inc. (First Empire) is a Canadian public company whose main business is entertainment. The Company's first project is the development and production of "The Count of Monte Cristo", a live theatrical musical production, adapted from the novel of the same name. First Empire acquired the rights to the adaptation from a Toronto based writer and lyricist. First Empire initiated two previews, one in Toronto and the other in New York. It will be seeking additional funds to commence a workshop leading to full-blown road shows. Dealcheck.com Inc. will likely convert its advances into shares of First Empire.

INTERNET  PROJECTS

The current investment is in the design and development of IRCheck.com, a web site which will provide a comprehensive data base of investors relation firms to facilitate an informed decision for the prospective public companies desiring to outsource its investors relation and media relation work to an independent firm. The Company spent $10,000 up to March 31, 2000 in getting the web site design


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completed  by  an  independent  design  firm. It incurred further $22,000 in the development of the Web site and in hiring consultants to collate and develop contents and have to date gathered information on about 500 IR firms in North
America. The web site development work was completed.   The Site was launched in
November  2000  and  can  be  viewed  at  www.ircheck.com. In December 2000, the
                                          ---------------
company negotiated licensing of its IRCheck database to an associate IR company for an up front fee of $75,000 plus usage fee of 10% of the gross revenue, which for the nine months to December 31, 2000 was about $53,000.

The Company now plans to develop a comprehensive marketing plan to attract listings of the IR firms on this web site and also to drive higher traffic.

LONG  TERM  INVESTMENTS

DATALOOM  INC.

The major investment is in a private company -Dataloom Inc, where the Company's investment stood at $749,750 ($500,000 US) as at December 31, 2000.

The Company's investment comprises 500,000 Series B preferred stock convertible at the Company's option at any time, into equal number of Common shares of Dataloom Inc. The company's holding, if converted now would represent approximately 5% equity interest in Dataloom Inc.

Dataloom Inc. was formed as a corporation in August 1999 in the State of Washington, US
Dataloom's application services framework (xLoom) utilizes XML (Extensible Markup Language) and a proprietary Application Services Directory that enables web-based application interfaces to be delivered to any wired or wireless device in real time. xLoom enables a new generation of fast, flexible productivity tools.
During December 2000, the company was informed of severe cash problems at Dataloom Inc and management changes. The then CEO agreed to resign and appointed an expanded board of directors. The new board then appointed an interim CEO

The Company's CFO, as a result visited Dataloom operations in January 2001 and met with the new management to assess the situation first hand. It appeared that the previous CEO had ambitious plan of developing three lines of products and services, which required considerable sum of money and time to be commercially successful. Owing to the current adverse market conditions for the technology sector, the previous CEO was unable to raise further cash and agreed to the management changes. The new interim CEO identified one product, which could be ready for the commercial application within six months and also pursued its licensing opportunity with two Japanese buyers. The new management was able to raise bridge financing to continue the revised development plan.

The company was informed that Dataloom was able to sign an agreement with one of the Japanese customers and that a final technical due diligence was being done by the second customer.

Dataloom has now proposed a new corporate restructuring and a marketing plan and is currently approaching investors for funds required to implement the new plan.

The company has decided not to participate in further financing owing to its already significant exposure in Dataloom but would work with the new management to ensure and minimise any permanent impairment in the value of its investment.

The management has however taken a conservative approach to the above situation and provided 50% - $374,875 ($250,000US) towards the permanent impairment in value of this investment as at December 31, 2000. The investment net of the impairment provision constituted about 24% of the total assets of the company at December 31, 2000.

A more detailed review of this investment will be carried out at the fiscal 2001 year end - March 31, 2001.

BIOCHEX  INC.

The company invested about $113,000, 7% of its assets at December 31, 2000 in a Ontario private company, Biochex Inc. Biochex Inc. was incorporated in January 2000 and is engaged in design, development and marketing of Internet appliances using the wireless Bluetooth and similar technologies.

CAPITAL  EXPENDITURE

The Company spent $17,850 on capital assets during the six months ended September 30, 2000. No further capital expenditure was made during the quarter ended December 31, 2000. The company spent $5,150 during the nine months ended December 31, 1999 on capital items. The increased capital expenditure was for computer equipments and leasehold improvements and furniture for the new premises.

FUTURE  CAPITAL  REQUIREMENT

During the third quarter ended December 31, 2000, the management focused its attention to reviewing its exposure in the start up technology companies in the light of the adverse market condition for this industry. It tried to reduce its exposure as much as possible. However these efforts resulted in significant losses and affected the company's liquidity. However, the management believes that these efforts saved the company from more losses.

The management believes that the current investments are adequately provided for and reflect the realizable values.

The management estimates that its working capital requirements to remain at around $250,000 for the next six months and plans to meet this requirement from the cash flow from the licensing fee and consulting fee and from further liquidation of the existing investments when the time is appropriate.

While the warrants attached to the units issued under the fiscal 2000 private placement have mostly expired in January, The directors were able to obtain shareholders approval at the Annual and Special meeting of the shareholders held on November 13, 2000 to extend the expiry date and reduce the exercise price of the warrants. The management is discussing with the private placement investees as to what kind of changes would attract further funding from them.

Management will also seek funding when required from Snapper Inc., which in the past supported the management's efforts with convertible loans.

In the event warrants are not exercised or further capital is not raised, the Company will not be able to pursue any new business opportunities or marketing of its IRCheck services.

FORWARD  LOOKING  STATEMENTS.

The foregoing Management's Discussion and Analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements".

PART 11   OTHER  INFORMATION

ITEM 1    LEGAL  PROCEEDINGS

There are no material legal proceedings in progress or to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its properties is subject.

ITEM 2    CHANGES  IN  SECURITIES

None

ITEM 3    DEFAULTS  UPON  SENIOR  SECURITIES

None

ITEM 4    SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS

None - other than the matters included in the Notice of annual and special meeting of the shareholders. The full text of this Notice may be found in Form 6-K filed on the Edger on November 1, 2000.

ITEM 5    OTHER  INFORMATION

None




SIGNATURES
----------


PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED




                                                 ---------------------

                                                     TERENCE  ROBINSON
                                                     -----------------
                                                     CHAIRMAN & CEO
                                                     DEALCHECK.COM INC.


FEBRUARY 26, 2001


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